==============================================================================

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  FORM 11-K


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
       For the fiscal year ended      DECEMBER 31, 1994
                                 ---------------------------
                                           OR

[  ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934 [NO FEE REQUIRED]
       For the transition period from _____________to____________


                      Commission file number       1-7850
                                             ------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              SOUTHWEST GAS CORPORATION EMPLOYEES' INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:


                          SOUTHWEST GAS CORPORATION

               5241 SPRING MOUNTAIN ROAD, POST OFFICE BOX 98510
                         LAS VEGAS, NEVADA 89193-8510
                                (702) 364-3104


==============================================================================

FINANCIAL STATEMENTS AND EXHIBITS.

Listed below are all financial statements and exhibits filed as part of this annual report:

  (a) Financial statements, including statements of net assets available for benefits as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits for the year ended December 31, 1994 and notes to financial statements, together with the report thereon of Arthur Andersen LLP, independent public accountants (Pages 4-14).

  (b)  Consent of Arthur Andersen LLP, independent public accountants.

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Southwest Gas Corporation Employees' Investment Plan Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                      SOUTHWEST GAS CORPORATION
                      EMPLOYEES' INVESTMENT PLAN





                                   By  /s/ MICHAEL O. MAFFIE
                                       -----------------------
                                       Michael O. Maffie
                                       Director, President and
                                       Chief Executive Officer
                                       Southwest Gas Corporation


Dated:  June 26, 1995


                          SOUTHWEST GAS CORPORATION
                          EMPLOYEES' INVESTMENT PLAN




                             FINANCIAL STATEMENTS


                    AS OF DECEMBER 31, 1994 AND 1993 AND
                    FOR THE YEAR ENDED DECEMBER 31, 1994


                       TOGETHER WITH AUDITORS' REPORT



















                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Employees' Investment Plan Committee,
   Southwest Gas Corporation:

We have audited the accompanying statements of net assets available for benefits of the SOUTHWEST GAS CORPORATION EMPLOYEES' INVESTMENT PLAN (the
Plan) as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits for the year ended December 31, 1994. These financial statements and the schedules referred to below are the responsibility of the Plan Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1994, and reportable transactions for the year ended December 31, 1994, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The individual fund information presented in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is also presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                       ARTHUR ANDERSEN LLP

Las Vegas, Nevada
June 23, 1995


                                                 SOUTHWEST GAS CORPORATION
                                                 EMPLOYEES' INVESTMENT PLAN
                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                     DECEMBER 31, 1994

                                                                             FUND INFORMATION
                                              -----------------------------------------------------------------------------------
                                                FUND A         FUND B         FUND C        FUND D        FUND E        FUND F
ASSETS                                        -----------    -----------    -----------   -----------   -----------   -----------
Investments, at market value (Notes 2 and 3):
  Southwest Gas Corporation-Common stock      $31,751,121    $         -    $         -   $         -   $         -   $         -
  Mutual fund                                           -      9,037,542              -             -             -             -
  Money market fund                                     -              -      1,838,625             -             -             -
  Fixed income fund                                     -              -              -     1,747,709             -             -
  Window guaranteed return contract                     -              -              -             -       856,724             -
  Balanced Fund-Aggressive                              -              -              -             -             -     2,707,745
  Balanced Fund-Moderate                                -              -              -             -             -             -
  Balanced Fund-Conservative                            -              -              -             -             -             -
  Temporary cash investments                          548            555            532           598           354           570
  Loans to participants (Note 4)                        -              -              -             -             -             -
                                              -----------    -----------    -----------   -----------   -----------   -----------
                                               31,751,669      9,038,097      1,839,157     1,748,307       857,078     2,708,315
                                              -----------    -----------    -----------   -----------   -----------   -----------

Dividends and interest receivable                   1,116             79          8,288        10,537             2            42
Contributions receivable:
  Southwest Gas Corporation                       244,187              -              -             -             -             -
  Participants                                    285,892        194,399         42,275        34,508             -        95,383

LIABILITIES                                       (21,171)             -         (8,271)      (10,523)            -             -
                                              -----------    -----------    -----------   -----------   -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS             $32,261,693    $ 9,232,575    $ 1,881,449   $ 1,782,829   $   857,080   $ 2,803,740
                                              ===========    ===========    ===========   ===========   ===========   ===========


                                                            FUND INFORMATION
                                                        -------------------------   PARTICIPANT
                                                          FUND G        FUND H         LOANS         TOTAL
                                                        -----------   -----------   -----------   -----------
ASSETS
Investments, at market value (Notes 2 and 3):
  Southwest Gas Corporation-Common stock                $         -   $         -   $         -   $31,751,121
  Mutual fund                                                     -             -             -     9,037,542
  Money market fund                                               -             -             -     1,838,625
  Fixed income fund                                               -             -             -     1,747,709
  Window guaranteed return contract                               -             -             -       856,724
  Balanced Fund-Aggressive                                        -             -             -     2,707,745
  Balanced Fund-Moderate                                  1,715,460             -             -     1,715,460
  Balanced Fund-Conservative                                      -       479,408             -       479,408
  Temporary cash investments                                    515           570        53,448        57,690
  Loans to participants (Note 4)                                  -             -     3,581,695     3,581,695
                                                        -----------   -----------   -----------   -----------
                                                          1,715,975       479,978     3,635,143    53,773,719
                                                        -----------   -----------   -----------   -----------

Dividends and interest receivable                                23             8           253        20,348
Contributions receivable:
  Southwest Gas Corporation                                       -             -             -       244,187
  Participants                                               57,126        14,932             -       724,515

LIABILITIES                                                       -             -             -       (39,965)
                                                        -----------   -----------   -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS                       $ 1,773,124   $   494,918   $ 3,635,396   $54,722,804
                                                        ===========   ===========   ===========   ===========


                        The accompanying notes are an integral part of this statement.


                                       SOUTHWEST GAS CORPORATION
                                       EMPLOYEES' INVESTMENT PLAN
                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                           DECEMBER 31, 1993


                                                                    FUND INFORMATION
                                              -----------------------------------------------------------  PARTICIPANT
                                                FUND A       FUND B      FUND C      FUND D      FUND E       LOANS       TOTAL
                                              -----------  ----------  ----------  ----------  ----------  ----------  -----------
ASSETS
Investments, at market value (Notes 2 and 3):
  Southwest Gas Corporation-Common stock      $34,513,072  $        -  $        -  $        -  $        -  $        -  $34,513,072
  Mutual fund                                           -   9,414,110           -           -           -           -    9,414,110
  Money market fund                                     -           -   2,179,766           -           -           -    2,179,766
  Fixed income fund                                     -           -           -   2,126,073           -           -    2,126,073
  Window guaranteed return contract                     -           -           -           -   1,393,856           -    1,393,856
  Temporary cash investments                          550         129         592         551           -      34,907       36,729
  Loans to participants (Note 4)                        -           -           -           -           -   2,500,389    2,500,389
                                              -----------  ----------  ----------  ----------  ----------  ----------  -----------
                                               34,513,622   9,414,239   2,180,358   2,126,624   1,393,856   2,535,296   52,163,995
                                              -----------  ----------  ----------  ----------  ----------  ----------  -----------

Dividends and interest receivable                     375          13       5,770       9,606           2          84       15,850
Contributions receivable:
  Southwest Gas Corporation                        73,654           -           -           -           -           -       73,654
  Participants                                    111,296      64,291      10,535      12,981      10,110           -      209,213

LIABILITIES                                             -           -      (5,766)     (9,602)          -           -      (15,368)
                                              -----------  ----------  ----------  ----------  ----------  ----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS             $34,698,947  $9,478,543  $2,190,897  $2,139,609  $1,403,968  $2,535,380  $52,447,344
                                              ===========  ==========  ==========  ==========  ==========  ==========  ===========


                                   The accompanying notes are an integral part of this statement.


                                                 SOUTHWEST GAS CORPORATION
                                                 EMPLOYEES' INVESTMENT PLAN
                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                YEAR ENDED DECEMBER 31, 1994
                                                                          FUND INFORMATION
                                              ----------------------------------------------------------------------
                                                FUND A         FUND B         FUND C         FUND D        FUND E
                                              -----------    -----------    -----------    -----------   -----------
Net investment income:
  Dividends                                   $ 1,778,446    $         -    $    78,091    $   135,341   $         -
  Interest                                          7,418          3,916            730            690        60,578
                                              -----------    -----------    -----------    -----------   -----------
                                                1,785,864          3,916         78,821        136,031        60,578
                                              -----------    -----------    -----------    -----------   -----------

Realized gain (loss) on investments:              245,538       (782,555)             -       (239,697)            -
                                              -----------    -----------    -----------    -----------   -----------

Unrealized appreciation (depreciation)
  of investments during year                   (4,425,902)       305,888              -        (49,596)            -
                                              -----------    -----------    -----------    -----------   -----------
Contributions:
  Southwest Gas Corporation                     2,075,581              -              -              -         1,557
  Participants                                  2,772,819      1,850,052        322,792        323,949        99,910
                                              -----------    -----------    -----------    -----------   -----------
                                                4,848,400      1,850,052        322,792        323,949       101,467
                                              -----------    -----------    -----------    -----------   -----------
Distributions to participants
  and beneficiaries (Note 5)                   (2,002,826)      (532,261)      (250,623)      (182,125)     (167,892)
                                              -----------    -----------    -----------    -----------   -----------

Transfers between funds                        (2,888,328)    (1,091,008)      (460,438)      (345,342)     (541,041)
                                              -----------    -----------    -----------    -----------   -----------
Net increase (decrease)                        (2,437,254)      (245,968)      (309,448)      (356,780)     (546,888)
Net assets available for benefits:
  Beginning of year                            34,698,947      9,478,543      2,190,897      2,139,609     1,403,968
                                              -----------    -----------    -----------    ----------    -----------
  End of year                                 $32,261,693    $ 9,232,575    $ 1,881,449    $ 1,782,829   $   857,080
                                              ===========    ===========    ===========    ===========   ===========

                                                          FUND INFORMATION
                                             -----------------------------------------    PARTICIPANT
                                               FUND F         FUND G         FUND H          LOANS          TOTAL
                                             -----------    -----------    -----------    -----------    -----------
Net investment income:
  Dividends                                  $    72,319    $    41,349    $     9,325    $         -    $ 2,114,871
  Interest                                         1,621            997            278        214,402        290,630
                                             -----------    -----------    -----------    -----------    -----------
                                                  73,940         42,346          9,603        214,402      2,405,501
                                             -----------    -----------    -----------    -----------    -----------

Realized gain (loss) on investments:                   -            (24)             -              -       (776,738)
                                             -----------    -----------    -----------    -----------    -----------
Unrealized appreciation (depreciation)
  of investments during year                    (235,774)      (114,065)       (14,617)             -     (4,534,066)
                                             -----------    -----------    -----------    -----------    -----------
Contributions:
  Southwest Gas Corporation                            -              -              -              -      2,077,138
  Participants                                   537,034        272,146         72,141              -      6,250,843
                                             -----------    -----------    -----------    -----------    -----------
                                                 537,034        272,146         72,141              -      8,327,981
                                             -----------    -----------    -----------    -----------    -----------
Distributions to participants and
  Beneficiaries (Note 5)                          (6,951)        (4,540)             -              -     (3,147,218)
                                             -----------    -----------    -----------    -----------    -----------

Transfers between funds                        2,435,491      1,577,261       427,791        885,614               -
                                             -----------    -----------    ----------     ----------     -----------
Net increase (decrease)                        2,803,740      1,773,124       494,918      1,100,016       2,275,460
Net assets available for benefits:
  Beginning of year                                    -              -             -      2,535,380      52,447,344
                                             -----------    -----------    ----------     ----------     -----------
  End of year                                $ 2,803,740    $ 1,773,124    $  494,918     $3,635,396     $54,722,804
                                             ===========    ===========    ==========     ==========     ===========

                              The accompanying notes are an integral part of this statement.


                           SOUTHWEST GAS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1994

(1) DESCRIPTION OF PLAN

The following description of the Southwest Gas Corporation Employees'Investment Plan (the Plan), as amended, provides general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL

     The Plan is a voluntary defined contribution plan covering all employees of Southwest Gas Corporation (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     CONTRIBUTIONS

     Participants may contribute from 2 percent to 16 percent of their annual wages before bonuses and overtime. However, contributions may not exceed amounts promulgated in Internal Revenue Code Section 402(g). The Company contributes to the Plan an amount equal to 50 percent of a participant's contribution, not to exceed 3 percent of a participant's annual compensation before bonuses and overtime.

     The Company contributions are invested in Fund A. Beginning July 1994, upon attaining age 50, participants may transfer 100 percent of the amount representing Company contributions from Fund A to Fund C. All subsequent Company matching contributions for those participants also will be invested in Fund C. Before July 1994, an employee, after reaching the age of 50, could elect to have Company contributions invested in Fund E. No contributions were made to Fund E after June 1994.

     VESTING

     Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the contributions made by the Company and in the earnings thereon is based on years of continuous service as follows:


                        YEARS OF SERVICE AT                  VESTED
                        DATE OF TERMINATION                PERCENTAGE
                        -------------------                ----------

                        One but less than two                  20
                        Two but less than three                40
                        Three but less than four               60
                        Four but less than five                80
                        Five and over                         100


     In the event of death, retirement or total disability of a participant, Company contributions become fully vested irrespective of the years of service at the date of termination.


                           SOUTHWEST GAS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1994

     PAYMENT OF BENEFITS

     If a participant terminates his employment with the Company as a result of retirement, death or permanent and total disability, such a participant will be entitled to receive an amount equal to the value of his account at the end of the calendar quarter immediately following termination of employment. Distributions from Fund A will be made in the Company's common stock plus cash in lieu of fractional shares. A participant may apply to the Plan Committee to request a single lump sum payment in cash of the value of the Company's common stock otherwise distributable to the participant. Distributions from other funds will be made in a single lump sum cash payment.

     Distributions under the Plan will begin as soon as practicable, but not later than sixty days following the end of the Plan year in which the participant attains age 65 or terminates employment, if later. No distribution in excess of $3,500 will be made to employees who have not reached age 65 at the time of termination of employment without the participant's consent. A participant who is terminated and does not take distribution of his account balances will have his account balances transferred to and held in Fund C and will continue to receive his share of investment income on all vested portions of his accounts until he reaches age 65 or elects to receive distributions from the Plan.

     A participant may in certain circumstances elect to defer receipt of his distribution to a date not later than the end of the taxable year in which the participant attains age 70-1/2. Any participant who delays receipt of his distributions after reaching age 65 will have his account balances transferred to and held in Fund C. All distributions to beneficiaries of a participant must be made within five years after the participant's death.

     PLAN EXPENSES

     All Plan expenses were paid by the Company for the year ended December 31, 1994.

     PLAN ADMINISTRATION

     Bank of America acts as the trustee and the Company is the administrator for all activities of the Plan.


(2) VALUATION OF INVESTMENTS

All investments of the Plan, except those held in Fund E, are stated at quoted market value as of the date of the statement. Insurance contracts in Fund E are stated at contract value. Realized gains/losses on investments sold and the unrealized gains/losses on investments held during the year are determined on a revalued cost basis.


                           SOUTHWEST GAS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1994


(3) FUND DESCRIPTIONS

Employees can currently invest their contributions in any combination of seven investment options (Funds A through D and F through H) in 10 percent increments. Participants can change the allocation of their ongoing contributions, and can transfer amounts they previously contributed to other funds, on a monthly basis in increments of 10 percent. Contributions can no
longer be made to Fund E.   Descriptions of the Plan funds are as follows:

  FUND A - COMMON STOCK
  Contributions are invested in Southwest Gas Corporation common stock.

  FUND B - MUTUAL FUND
  Contributions are invested in the Fidelity Contrafund which seeks capital growth by investing primarily in securities which the management of the fund considers to have better than average prospects for appreciation in value due to the undervalued or out of favor position of the security. Prior to July 1994, contributions were invested in Twentieth Century Select Investors Fund.

  FUND C - MONEY MARKET FUND
  Contributions are invested in the Fidelity Retirement Money Market Portfolio Fund which seeks as high a level of current income as is consistent with the preservation of capital and liquidity by investing in high-quality, U.S. dollar-denominated money market investments of U.S. and foreign issues. Prior to July 1994, contributions were invested in the PaineWebber RMA Money Fund.

  FUND D - FIXED INCOME FUND
  Contributions are invested in the Fidelity Investment-Grade Bond Fund which invests in a broad range of fixed-income securities, primarily investment-grade debt securities and preferred stocks. Prior to July 1994, contributions were invested in the PaineWebber GNMA Portfolio.

  FUND E - WINDOW GUARANTEED RETURN CONTRACT
  Contributions were invested in a three-year guaranteed insurance contract. Contributions are no longer being made to Fund E.

  FUND F - AGGRESSIVE BALANCED FUND
  Contributions are invested in the Fidelity Asset Manager: Growth Fund which seeks to maximize total return over the long term by allocating its assets among stocks, bonds, and short-term investments with an emphasis on stocks. This investment option was added in July 1994.

  FUND G - MODERATE BALANCED FUND
  Contributions are invested in the Fidelity Asset Manager Fund which seeks a high total return with reduced risk over the long term by using a balanced mix of stocks, bonds, and short-term investments. This investment option was added in July 1994.

  FUND H - CONSERVATIVE BALANCED FUND
  Contributions are invested in the Fidelity Asset Manager: Income Fund which seeks a high level of current income by maintaining a diversified portfolio of stocks, bonds, and short-term investments with an emphasis on short-term investments. This investment option was added in July 1994.

  PARTICIPANT LOANS
  These funds are the result of loans to participants in the Plan (see Note 4).


                           SOUTHWEST GAS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1994


The number of employees participating in each fund as of December 31, 1994 and 1993 is as follows:

        FUND A   FUND B   FUND C   FUND D   FUND E   FUND F  FUND G  FUND H
        ------   ------   ------   ------   ------   ------  ------  ------

1994     2,097    1,396      632      581      216      643     466     168
1993     1,991    1,175      500      456      272       --      --      --


The total number of employees eligible to participate and the number participating in the Plan at December 31, 1994 and 1993 are as follows:

                            ELIGIBLE    PARTICIPATING
                            --------    -------------
                  1994       2,359          2,098
                  1993       2,314          1,991


(4) PARTICIPANT LOANS

The Plan provides that participants may borrow against the balances in their accounts, subject to certain limitations specified in the Plan. Funds for loans are obtained through the liquidation of participants' investment accounts. Payments on the loans include interest at a rate that approximates the prime rate, plus two percent. Principal and interest payments on a Participant's loan will be credited to the Participant's investment accounts in the same ratio as ongoing contributions.


(5) DISTRIBUTIONS AND FORFEITURES

Balances in the accounts of employees who withdrew from the Plan, and the amounts disbursed or to be disbursed (see Note 6) to such employees in settlement thereof during the year ended December 31, 1994 are as follows:

                                                         COST        MARKET
                                                      ----------   ----------

Balance in employees' accounts before withdrawals     $1,565,388   $1,674,080

Cash and securities disbursed in settlement thereof    1,552,682    1,660,232
                                                      ----------   ----------
Balance forfeited (nonvested portion)                 $   12,706   $   13,848
                                                      ==========   ==========


Cost of securities disbursed is determined using the average value of shares purchased allocated to a participant's account. The market value of the nonvested portion of a withdrawing employee's account is reallocated to the remaining participants in the Plan.


                           SOUTHWEST GAS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1994


(6) PLAN EQUITY

Plan equity at December 31, 1994 and 1993 includes withdrawing participants' accounts with aggregate market values of $625,510 and $823,196, respectively. These amounts became payable subsequent to year end.

At December 31, 1994, the Trustee held for the Plan the following:


                                                                          FUND
                            ----------------------------------------------------------------------------------------------
                                A           B           C           D           E           F            G          H
                            ---------   ---------   ---------   ---------   ---------   ---------    ---------   ---------
Shares or units
 held by Trustee            2,247,867     298,466   1,838,625     255,140     856,724     210,884      124,039      46,008


Market value per unit       $   14.13   $   30.28   $    1.00   $    6.85   $    1.00   $   12.84    $   13.83   $   10.42

(7) PLAN TERMINATION

Although the Company expects to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan at any time. Upon termination, partial termination or complete discontinuance of contributions to the Plan, Company contributions will become fully vested.


(8) FEDERAL INCOME TAXES

The Company has received a favorable determination letter from the Internal Revenue Service stating that the Plan, amended and restated effective January 1, 1989, qualifies for deferred tax treatment of contributions under Section 401(k) of the Internal Revenue Code. Certain amendments have subsequently been made to the Plan, and it is the Plan Committee's opinion that the Plan, as amended and as currently operating, is tax exempt and in compliance with all applicable provisions of the Internal Revenue Code. In March 1995, the Company submitted a request for determination that the Plan meets all applicable requirements for qualification and tax-exempt status under Section 401(a) and related provisions of the Internal Revenue Code.


                                                                    SCHEDULE I

                           SOUTHWEST GAS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN

            ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              AT DECEMBER 31, 1994

                                         Number of                   Fair Market
                                          Shares         Cost           Value
                                         ---------   ------------    -----------
Common Stock
  Southwest Gas Corporation [1]          2,247,867    $34,272,041    $31,751,121

Equity Mutual Fund
  Fidelity Contrafund                      298,466      8,731,654      9,037,542

Money Market Fund
  Fidelity Retirement Money Market Fund  1,838,625      1,838,625      1,838,625

Fixed Income Fund
  Fidelity Investment Grade Bond Fund      255,140      1,797,305      1,747,709

Window Guaranteed Return Contract
  Hartford Insurance Annuity Contract-92   409,450        639,802        409,450
  Hartford Insurance Annuity Contract-93   268,350        518,746        268,350
  Hartford Insurance Annuity Contract-94   178,924        178,924        178,924

Aggressive Balanced Fund
  Fidelity Asset Manager: Growth Fund      210,884      2,943,519      2,707,745

Moderate Balanced Fund
  Fidelity Asset Manager Fund              124,039      1,829,525      1,715,460

Conservative Balanced Fund
  Fidelity Asset Manager: Income Fund       46,008        494,025        479,408

Temporary Cash Investments
  Dreyfus Treasury Cash Management Fund     57,690         57,690         57,690
                                                      -----------    -----------
                                                       53,301,856     50,192,024

Participant Loans                                       3,581,695      3,581,695
                                                      -----------    -----------
                                                      $56,883,551    $53,773,719
                                                      ===========    ===========

[1] Party in interest


                                                                                                            SCHEDULE II

                                                SOUTHWEST GAS CORPORATION
                                                EMPLOYEES' INVESTMENT PLAN

                                      ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                                          FOR THE YEAR ENDED DECEMBER 31, 1994
                                                Purchases                                 Sales
                                        -------------------------  ----------------------------------------------------
                                         Number of                  Number of                  Original
Description                             Transactions     Cost      Transactions   Proceeds       Cost       Gain (Loss)
- ------------------------------------    ------------  -----------  ------------  -----------  -----------   -----------
Dreyfus Treasury Cash Management Fund       349       $28,505,641      198       $27,387,450  $27,387,450   $        --
Southwest Gas Corporation Common Stock*      28         4,257,718        5         2,477,522    2,141,064       336,458
Twentieth Century Investors, Inc.            11           861,900        1         9,428,756    9,518,196       (89,440)
Fidelity Asset Manager: Growth Fund          11         2,943,519       --                --           --            --
Fidelity Contrafund                           9         9,909,856        2         1,242,900    1,178,202        64,698
Fidelity Retirement Money Market Fund        13         2,238,125        2           399,500      399,500            --









* The Southwest Gas Corporation Common Stock shares which are distributed to terminated or withdrawing participants are not included in this schedule, however a realized gain is recognized on the statement of income and changes in plan equity.


                                       14